SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

During the month of July 2014, the percentage of shares of the Pine Grove Alternative Fund’s (the “Fund”) outstanding shares registered to Dilip Naik fell to 5.97% of the Fund’s shares and thus no longer controlled the Fund as of that date.